82-5008

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTR[redacted]BLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ [redacted] 5
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Suras.
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจ
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

ISO 9001
ISO 14001
TIS 18001

04036532

SUPPL

Our Ref: 01/030-006/2004 July 28, 2004

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2004 and explanation of difference in result of operation for the quarter ended June 30, 2004 and 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 7,480.9 million Baht revenue from sale of hot rolled coils (387,358 metric tonne at an averaged selling price of 19,313 Baht/MT), higher than 7,212.4 million Baht revenue during the same period in 2003 (496,852 MT at an averaged price of 14,516 Baht/MT). The company also recorded 64.7 million Baht sales of steel scrap compared with 102.9 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,850.1 million Baht, compared with 1,172.6 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 18.9 million Baht in other revenue, while during the same period in 2003 the company recorded 37.7 million Baht in other revenue (which included 8.3 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 309.8 million Baht, compared with 221.8 million Baht during the same period of last year.

3) In 2003, a subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 3.5 million Baht.

4) The company and subsidiaries registered 1,559.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 992.0 million Baht during the same period in 2003.

PROCESSED
AUG 3 0 2004
THOMSON
FINANCIAL

5) Interest expenses on short-term and long-term loan totaled 106.3 million Baht (consisting of 102.0 and 4.3 million Baht interest of the company and subsidiaries, respectively), lower than 192.5 million Baht interest expense during the same period in 2003 (consisting of 186.2 and 6.3 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 11.2 million Baht, compared with 8.1 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,441.8 million Baht, compared with 791.4 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,418.8 million Baht, compared with a net profit of 758.4 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended June 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	1,065,606	108,399	1,004,000	47,049
Current investments (Note 4)	2,500,994	17,495	2,500,994	-
Trade accounts and notes receivable				
Related parties (Note 13.3)	1,589,711	1,787,097	1,573,126	1,765,818
Others	827,081	939,795	819,963	936,744
	2,416,792	2,726,892	2,393,089	2,702,562
Less Allowance for doubtful accounts	(405,051)	(405,051)	(400,095)	(400,095)
Trade accounts and notes receivable - ne	2,011,741	2,321,841	1,992,994	2,302,467
Short-term loans and advances to related parties (Note 13.2)	7,018	3,051	7,554	3,062
Inventories (Note 5)	7,320,120	8,433,439	7,332,135	8,450,417
Other current assets				
Advance payments	530,776	682,993	532,953	682,989
Value-added-tax refundable claims	2,665	32,456	-	28,265
Other receivables	488	470	698	707
Prepaid expenses	31,980	14,396	29,182	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	82,672	31,106	72,124	18,635
Total Current Assets	13,570,260	11,661,846	13,472,634	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,389,536	1,328,764
Property, plant and equipment - net (Note 6)	17,465,675	17,009,451	15,412,641	15,061,607
Other non-current assets (Note 7)	46,870	68,592	5,942	13,004
Total Non-Current Assets	18,074,166	17,639,664	16,808,119	16,403,375
TOTAL ASSETS	31,644,426	29,301,510	30,280,753	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	-	290,000	-	290,000
Trade finance loans	200,849	-	200,849	-
Trade accounts and notes payable	202,573	1,211,787	207,014	1,194,118
Current portion of long-term loans (Note 9)	495,637	240,663	284,000	-
Current portion of bond (Note 10)	360,000	-	360,000	-
Current portion of long-term liabilities	2,032	6,179	373	2,627
Other current liabilities				
Accrued expenses	156,878	209,151	164,476	219,224
Others	236,376	134,861	192,133	72,163
Total Current Liabilities	1,654,345	2,092,641	1,408,845	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,738,754	6,794,016	7,316,000	6,400,000
Debentures (Note 10)	3,040,000	4,000,000	3,040,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	934	4,706	175	3,451
Total Non-Current Liabilities	10,779,688	10,798,722	10,356,175	10,403,451
TOTAL LIABILITIES	12,434,033	12,891,363	11,765,020	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,736,989	5,984,283	5,736,989	5,984,283
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	1,848,744	(1,145,590)	1,848,744	(1,145,590)
Total Company Shareholders' Equity	18,515,733	15,768,693	18,515,733	15,768,693
MINORITY INTEREST	694,660	641,454	-	-
Total Shareholders' Equity	19,210,393	16,410,147	18,515,733	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,644,426	29,301,510	30,280,753	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	7,545,981	7,315,786	7,545,541	7,315,296
Revenues from the rendering of services	61,483	65,031	-	-
Other income				
Gain on exchange	-	8,269	-	8,269
Others	18,898	29,448	18,875	27,354
Share of profit from investment				
using the equity method	-	-	28,903	36,049
Total Revenues	7,626,362	7,418,534	7,593,319	7,386,968
EXPENSES				
Cost of the sales of goods	5,687,835	6,129,082	5,776,871	6,229,020
Cost of the rendering of services	69,489	79,161	-	-
Selling and administrative expenses	115,899	206,987	102,100	198,781
Doubtful accounts (Reversal)	-	(3,489)	-	-
Other expenses				
Loss on exchange	32,720	-	32,720	-
Others	157,539	7,852	157,355	7,817
Directors' remuneration	3,630	6,960	3,470	6,800
Total Expenses	6,067,112	6,426,553	6,072,516	6,442,418
INCOME BEFORE INTEREST				
AND INCOME TAX EXPENSES	1,559,250	991,981	1,520,803	944,550
INTEREST EXPENSE	106,260	192,470	102,003	186,166
INCOME TAX EXPENSE	11,188	8,108	-	-
INCOME AFTER TAX	1,441,802	791,403	1,418,800	758,384
NET INCOME OF MINORITY INTEREST	(23,002)	(33,019)	-	-
NET INCOME	1,418,800	758,384	1,418,800	758,384

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	**BAHT**	1.08	0.89	1.08	0.89
Diluted earnings per share	**BAHT**	-	0.60	-	0.60
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	**'000 SHARES**	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	16,615,269	14,990,094	16,613,663	14,988,770
Revenues from the rendering of services	120,822	127,566	-	-
Other income				
Gain on exchange	-	63,947	-	64,253
Others	31,587	41,128	32,339	37,359
Share of profit from investment				
using the equity method	-	-	65,066	77,395
Total Revenues	16,767,678	15,222,735	16,711,068	15,167,777
EXPENSES				
Cost of the sales of goods	12,942,700	12,537,767	13,120,973	12,734,431
Cost of the rendering of services	136,928	141,383	-	-
Selling and administrative expenses	246,104	407,463	220,345	374,681
Doubtful accounts (Reversal)	(11,021)	(15,936)	-	-
Other expenses				
Loss on exchange	3,793	-	2,605	-
Others	161,530	8,033	161,319	7,860
Directors' remuneration	4,640	7,885	4,320	7,565
Total Expenses	13,484,674	13,086,595	13,509,562	13,124,537
INCOME BEFORE INTEREST				
AND INCOME TAX EXPENSES	3,283,004	2,136,140	3,201,506	2,043,240
INTEREST EXPENSE	215,962	418,337	207,172	405,344
INCOME TAX EXPENSE	15,376	9,016	-	-
INCOME AFTER TAX	3,051,666	1,708,787	2,994,334	1,637,896
NET INCOME OF MINORITY INTEREST	(57,332)	(70,891)	-	-
NET INCOME	2,994,334	1,637,896	2,994,334	1,637,896

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	2.29	1.92	2.29	1.92
Diluted earnings per share	BAHT	-	1.30	-	1.30
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Amortization	-	-	(161,056)	-	-	(161,056)
Net income	-	-	-	1,637,896	-	1,637,896
Minority interest increase	-	-	-	-	68,899	68,899
Ending balance, June 30, 2003	8,530,000	-	6,107,883	(4,210,141)	466,072	10,893,814
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	641,454	16,410,147
Amortization	-	-	(247,294)	-	-	(247,294)
Net income	-	-	-	2,994,334	-	2,994,334
Minority interest increase	-	-	-	-	53,206	53,206
Ending balance, June 30, 2004	13,101,280	(2,171,280)	5,736,989	1,848,744	694,660	19,210,393

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Amortization	-	-	(161,056)	-	(161,056)
Net income	-	-	-	1,637,896	1,637,896
Ending balance, June 30, 2003	8,530,000	-	6,107,883	(4,210,141)	10,427,742
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	15,768,693
Amortization	-	-	(247,294)	-	(247,294)
Net income	-	-	-	2,994,334	2,994,334
Ending balance, June 30, 2004	13,101,280	(2,171,280)	5,736,989	1,848,744	18,515,733

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	2,994,334	1,637,896	2,994,334	1,637,896
Items to reconcile net income to net cash flows from operations				
Doubtful accounts (Reversal)	(11,021)	(15,936)	-	-
Depreciation	293,716	300,061	251,539	261,412
Unrealized gain from temporary investment	-	(3,325)	-	-
Provision for diminution in value of inventories	(4,012)	(958)	(4,012)	(958)
Provision for fixed assets	77,865	-	77,865	-
Additional (decrease) interest on debt restructuring	(1,062)	130,020	-	132,399
Realized gain on exchange rate	-	(94,632)	-	(94,632)
Unrealized loss on exchange rate	12,546	44,268	12,546	44,268
Gain on sales of temporary investment	-	(1,324)	-	-
Gain from early bond redemption	(4,751)	-	(4,751)	-
Loss on disposal of property, plant and equipment	82,105	38,350	81,921	38,176
Share of profit from investment using the equity method	-	-	(65,066)	(77,395)
Minority interest	57,332	70,891	-	-
Net income from operations before changes in operating assets and liabilities	3,497,052	2,105,311	3,344,376	1,941,166
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	197,385	(239,218)	192,692	(235,644)
Trade accounts and notes receivable - others	100,730	132,246	104,796	131,929
Inventories	1,117,331	407,457	1,122,294	427,709
Short-term loans and advances to related parties	33	(3)	(492)	24
Advance to director	-	2,742	-	-
Advance payments	152,217	(99,790)	150,037	(99,656)
Valued-added-tax refundable claims	29,791	79,079	28,265	79,079
Other receivables	11,003	6,473	9	(5,449)
Prepaid expenses	(17,584)	(21,914)	(15,872)	(20,475)
Other current assets - others	(51,565)	10,110	(53,490)	(2,509)
Other non-current assets	21,721	(3,580)	7,062	(3,977)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	(1,005,785)	1,935,229	(983,675)	1,929,062
Accrued expenses	(52,273)	(64,459)	(54,748)	(59,350)
Other current liabilities - other	97,721	56,554	116,175	52,700
Net cash provided by operating activities	4,097,777	4,306,237	3,957,429	4,134,609
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in other investment	(2,483,499)	(100,000)	(2,500,994)	-
Cash paid for purchases of property, plant and equipment	(1,161,330)	(235,298)	(1,005,358)	(216,452)
Proceeds from sales of temporary investment	-	102,136	-	-
Short-term loans and advances to related parties	(4,000)	-	(4,000)	-
Net cash used in investing activities	(3,648,829)	(233,162)	(3,510,352)	(216,452)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(290,000)	(420,000)	(290,000)	(420,000)
Trade finance loans increase (decrease)	200,654	(2,204,666)	200,654	(2,204,666)
Cash repayment of long-term loans	(119,226)	(1,411,654)	-	(1,304,212)
Proceeds from long-term loans	1,320,000	-	1,200,000	-
Cash repayment of bond	(595,249)	-	(595,249)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(5,420)	(2,531)	(5,531)	(1,375)
Cash payment of long-term liabilities for purchase of land	(2,500)	(1,500)	-	-
Net cash provided by (used in) financing activities	508,259	(4,040,351)	509,874	(3,930,253)
Net increase (decrease) in cash and cash equivalents	957,207	32,724	956,951	(12,096)
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at June 30	1,065,606	143,833	1,004,000	32,444
Supplemental cash flow information:				
Cash paid for interest	246,397	338,237	234,135	322,545
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	-	3,659	-	3,219
Reclassification of current portion of long-term loa	495,637	1,132,009	284,000	898,818
Reclassification of current portion of bond	360,000	-	360,000	-
Amortization of unrealized increment per asset appraisal	251,419	163,048	243,000	158,983

See notes to the interim financial statements